UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Transfer of shares of Play Digital S.A. to Banco Supervielle S.A.

Buenos Aires, June 30, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: RELEVANT FACT – Grupo Supervielle S.A. transfers its shareholding in Play Digital S.A. to Banco Supervielle S.A.

Dear Sirs,

It is hereby informed that, on June 30, 2021, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group headquartered in Argentina with a nationwide presence, for reasons of strategic and commercial convenience, transferred to its subsidiary Banco Supervielle S.A. its shareholding in Play Digital S.A. of 41,747,121 ordinary book-entry shares with a par value of AR$1 and 1 vote each, along with an irrevocable capital contribution made to Play Digital S.A. and pending capitalization in the amount of AR$ 6,832,612.

Play Digital is a company incorporated in Argentina and registered with the Registrar of Companies with number 5995 of the Book of Stock Companies No. 99, with the aim of developing, marketing and implementing a digital payment solution and for providing related services to be offered to the customers of Banco Supervielle and the group at a consolidated level.

The aforementioned transfer of shares does not modify the offer of payment solutions provided to the clients of Grupo Supervielle.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 1, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer